UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   COMC, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12614F 10 9
                                 (CUSIP Number)

                               Warren Nimetz, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                               Phone: 212-318-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 August 10, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  12614F 10 9                                       Page 2 of 10 Pages



  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Christopher R. Smith
                SS#:  ###-##-####

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                             (a) |_|
                             (b) |X|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                OO (See Item 3.)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)               |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      - 0 -
     OWNED BY
       EACH           8     SHARED VOTING POWER
    REPORTING                        10,841,558 shares
      PERSON
       WITH           9     SOLE DISPOSITIVE POWER
                                       200,000 shares


                     10    SHARED DISPOSITIVE POWER
                                     - 0 -

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,478,896           shares  (includes   2,463,896  shares  of
                                       which Mr.  Smith has a right to  purchase
                                       upon   exercise   of  options   that  are
                                       exercisable  within 60 days and  excludes
                                       10,579,804 shares beneficially owned by third parties that are subject to a Stockholders Agreement).

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        |X|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.4%
14       TYPE OF REPORTING PERSON*

IN *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


Item 1.           Security and Issuer.

                  Common Stock, $.01 par value.

                  COMC, Inc. (the "Company")
                  400 North Glenoaks Boulevard
                  Burbank, California 91502


Item 2.           Identity and Background.



1.         (a)      Name:
                        Christopher R. Smith

           (b)      Residence:
                        21 Middlesex Road
                        Darien, CT 06820

           (c)      Principal Occupation and Business Address:

                        Occupation:  Chief Financial Officer of the
                                     Company and Executive Vice President of
                                     ICF Communication Solutions, Inc., a
                                     wholly-owned subsidiary of the Company

                            Address: 400 North Glenoaks Blvd.,
                                     Burbank, CA 91502

           (d)      Criminal Convictions:        None
           (e)      Civil Proceedings:           None
           (f)      Citizenship:                 United States

Mr. Smith may be deemed to be a member of a group by virtue of his being a party to a Stockholders Agreement with John J. Ackerman, the Chairman and Chief Executive Officer of the Company, Charles E. Lincoln, the President of the Company, William M. Burns, the Chief Operating Officer of the Company, and the Company. Mr. Smith disclaims any obligation to report with respect to such other persons. The Stockholders Agreement is described in Item 4.

                                  SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration. Mr. Smith purchased 200,000 shares of the Common Stock from John J. Ackerman, the Chairman and Chief Executive Officer of the Company, pursuant to a Stock Purchase Agreement, dated August 10, 1999, among Mr. Smith, Mr. Ackerman and the Company. Mr. Smith paid $100,000 in cash from his personal funds for such shares.

               In addition, several private, accredited investors purchased an aggregate of 815,000 shares of Common Stock from Mr. Ackerman. Concurrently with the purchase of such shares, these investors each executed an Irrevocable Proxy appointing Mr. Smith as the lawful attorney and proxy to attend meetings of the stockholders and vote such shares, or to execute consents of the stockholders of the Company, in their name place and stead. All of such Irrevocable
          Proxies terminate on the earlier of (i) the termination of a Stockholders Agreement (described in Item 4 below) among the Company, and Messrs. Smith, Ackerman, Lincoln and Burns and (ii) the date on which the Company is reincorporated in the State of Delaware.

               Mr. Smith also has been granted an option to purchase 2,463,896 shares of Common Stock at a price per share of $.08. All of such options shall be funded by the Company from an aggregate of 3,651,948 shares contributed to the Company by Mr. Ackerman on August 10, 1999.

Item 4.        Purpose of Transaction.

               On August 10, 1999, Mr. Smith acquired 200,000 shares of Common Stock from John J. Ackerman, the Chairman and Chief Executive Officer of the Company. Some of the conditions of the purchase of the 200,000 shares of Common Stock by Mr. Smith, all of which were satisfied, were,

                                  SCHEDULE 13D

among other things: (i) that Mr. Smith be employed as the Chief Financial Officer of the Company, (ii) that 3,651,948 outstanding shares of Common Stock owned by Mr. Ackerman be contributed to the Company by Mr. Ackerman for the purpose of funding option grants by the Company, (iii) that Mr. Smith be granted options to purchase 2,463,896 shares of the Common Stock of the Company, (iv) that Mr. Smith and others parties enter a Registration Rights Agreement with the Company granting certain registration rights to such parties with respect to their shares of Common Stock and (v) that the Company and Messrs. Smith, Ackerman, Lincoln and Burns enter a Stockholders Agreement, providing for, among other things,

     (A) the ability of each of Messrs. Smith, Ackerman (3,333,052 shares), Lincoln (3,246,753 shares) and Burns (3,246,753 shares) to nominate one member of the Board of Directors at each annual meeting and the four of them together to nominate a fifth member of the Board of Directors,

     (B) an agreement to vote for the election of those five nominated directors, and

     (C)  certain rights of first refusal on sales of Common
          Stock by the parties to the agreement.

     It is anticipated that the Company will incorporate an entity in the State of Delaware and then merge into such entity such that the Company will become a Delaware corporation. In addition, as soon as practicable, the Company plans to fill a vacancy on the Board of Directors to bring the number of directors of the Company back to the currently authorized five members.

     Mr. Smith reserves his right to increase his beneficial ownership through the acquisition of additional shares of Common Stock and to sell all or a portion of his shares in the over-the-counter

                                  SCHEDULE 13D
market, or in privately negotiated sales.

         Except for the foregoing, Mr. Smith does not have a plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction   such   as   a   merger,
          reorganization or liquidation involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g)  Changes   in  the   Company's   charter,   by-laws,   or   instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of the company by any person;

     (h)  Causing the Common Stock to cease to be authorized to be quoted in the
          inter-dealer   quotation   system  of  the  National   Association  of
          Securities Dealers, Inc.;

     (i)  Although  the  Common  Stock  may  be  eligible  for   termination  of
          registration pursuant to Section 12(g)(4) of the Securities Act of 1933, to have such registration terminated; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D

Item 5.   Interest in the Securities of the Issuer.


          (a) Mr. Smith beneficially owns 3,478,896 shares of Common Stock (approximately 15.4% of the shares outstanding), consisting of 200,000 shares which he owns directly, 815,000 shares which he has power to vote pursuant to the Irrevocable Proxies described in Item 3, and 2,463,896 shares subject to an option which is currently exercisable. This amount excludes 10,579,804 shares of Common Stock beneficially owned by Messrs. Ackerman, Lincoln and Burns, all of which are subject to the Stockholders Agreement described in Item 4. To the best of Mr. Smith's knowledge (i) Mr. Ackerman beneficially owns 3,333,052 shares of Common Stock (approximately 16.6% of the shares outstanding), all of which he owns directly, (ii) Mr. Lincoln beneficially owns 3,623,376 shares of Common Stock (approximately 17.7% of the shares outstanding), consisting of 3,246,753 shares which he owns directly and 376,623 shares subject to an option which is currently exercisable, and (iii) Mr. Burns beneficially owns 3,623,376 shares of Common Stock (approximately 17.7% of the shares outstanding), consisting of 3,246,753 shares which he owns directly and 376,623 shares subject to an option which is currently exercisable.

          (b) Mr. Smith does not have the sole power to vote any shares of Common Stock, but has the sole authority to dispose or direct the disposition of 200,000 shares of Common Stock. To the best of Mr. Smith's knowledge, Messrs. Ackerman, Lincoln and Burns do not have the sole power to vote any shares of Common Stock, but have the sole authority to dispose or direct the disposition of 3,333,052, 3,246,753 and 3,246,753 shares of Common Stock, respectively. Messrs. Smith, Ackerman, Lincoln and Burns have shared power to vote 10,841,558 shares of Common Stock, by virtue of the Stockholders Agreement described in Item 4, but do not share dispositive

                                  SCHEDULE 13D

               power with respect to any shares.

          (c) Other than the transactions set forth herein, Mr. Smith, and to the best of Mr. Smith's knowledge, Messrs. Ackerman, Lincoln and Burns have not effected any transaction in the shares of Common Stock during the past sixty (60) days.

          (d) Mr. Smith owns and presently has the right to receive dividends on 200,000 shares of Common Stock. To the best of Mr. Smith's knowledge (i) Mr. Ackerman owns and presently has the right to receive dividends on 3,333,052 shares of Common Stock, (ii) Mr. Lincoln owns and presently has the right to receive dividends on 3,246,753 shares of Common Stock and (iii) Mr. Burns owns and presently has the right to receive dividends on 3,246,753 shares of Common Stock.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


          (i) the Contribution Agreement between the Company and Mr. Ackerman pursuant to which Mr. Ackerman contributed an aggregate of 3,651,948 shares of Common Stock owned by him to the Company to fund option grants, (ii) a stock option granted to Mr. Smith by the Company to purchase 2,463,896 shares of Common Stock at $.08 per share, (iii) the Stockholders Agreement, dated August 10, 1999, among the Company, and Messrs. Smith, Ackerman, Lincoln and Burns and (iv) a Registration Rights Agreement, dated August 10, 1999, among the Company, Messrs. Smith, Ackerman, Lincoln and Burns, and other investors in the Company.

                                  SCHEDULE 13D

Item 7.  Material to be filed as Exhibits.

                Exhibits

               (1) Copy of Stock Purchase Agreement among the Company, Mr. Ackerman and Mr. Smith

               (2)  Copy of the Contribution Agreement

               (3)  Copy of the Stock Option Agreement

               (4)  Copy of the Stockholders Agreement

               (5)  Copy of the Registration Rights Agreement

                                  SCHEDULE 13D

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: August 12, 1999



                                            /s/ Christopher R. Smith
                                            -------------------------------
                                            Christopher R. Smith

                                                              Exhibit 1



                            STOCK PURCHASE AGREEMENT

         STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of August 10, 1999, by and among John Ackerman ("Seller"), COMC, Inc., an Illinois corporation (the "Company") and Christopher R. Smith ("Purchaser").

                              W I T N E S S E T H:

         WHEREAS, Seller owns an aggregate of 8,000,000 shares of the Common Stock, $.01 par value (the "Common Stock"), of the Company; and

         WHEREAS, Purchaser wishes to purchase from Seller, and Seller wishes to sell to Purchaser, an aggregate of 200,000 shares of the Common Stock (the "Shares") on the terms and conditions set forth herein.

         NOW, THEREFORE, for good and valuable consideration, and intending to be legally bound, the parties hereto hereby agree as follows:

         1. Purchase of Shares. (a) On the basis of the representations, warranties, agreements and covenants herein contained and subject to the terms and conditions herein set forth, Purchaser will purchase the Shares from the Seller for an aggregate purchase price of $100,000.00 (the "Purchase Price") payable at the Closing (as defined below).

         2. Closing. The closing of the sale and purchase of the Shares hereunder (the "Closing") shall take place upon execution of this Agreement and satisfaction of the terms and conditions set forth herein at the offices of Fulbright & Jaworski L.L.P. on the date hereof. The date of the Closing is referred to herein as the "Closing Date."

         3. Representations and Warranties of Seller. Seller represents and warrants to Purchaser that:

                  (a) Seller is the sole record and beneficial owner of 8,000,000 shares of the Common Stock of the Company, including the Shares, and subject to Section 6 hereof, is acting solely on his behalf and for his own account in selling the Shares to Purchaser and has all requisite authority to transfer good and lawful title in and to the Shares to Purchaser free of any security interests, liens, encumbrances, equities, claims or other defects;

                  (b) neither Seller nor to Seller's knowledge anyone acting on his behalf has taken any action which would subject the sale of the Shares to the registration provisions of Section 5 of the Securities Act of 1933, as amended (the "Act") and, to the best of Seller's knowledge, and relying


                                       1-
in part on Purchaser's representations set forth herein, the sale of the Shares from Seller to Purchaser does not require registration under the Act;

                  (c) neither Seller nor anyone acting on Seller's behalf offered to sell or is selling the Shares by means of general solicitation or general advertising. Seller has not solicited anyone in connection with the sale of shares of Common Stock;

                  (d) the consummation of the transactions contemplated hereby does not (A) require the consent, approval, authorization, registration or qualification of or with any governmental authority, except such as have been obtained, or (B) subject to Section 6(b) hereof, conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under any indenture, mortgage, deed of trust, lease or other agreement or instrument to which Seller or the Company is a party or by which Seller or the Company or any of his or its properties are bound, or any statute or any judgment, decree, order, rule or regulation of any court or other governmental authority or any arbitrator applicable to Seller or the Company.

         4. Representations and Warranties of the Company and Seller. The Company and Seller hereby jointly and severally represent and warrant to Purchaser as follows:

                  (a) The Company is a corporation duly organized and validly existing and in good standing under the laws of the State of Illinois and is qualified to conduct business and is in good standing in each other jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where the failure to qualify would not have, individually or in the aggregate, any material adverse effect on the assets, properties, financial condition, operating results or business of the Company or prevent the consummation of the transactions contemplated hereby (any such effect being referred to herein as a "Material Adverse Effect"). The Company has the requisite corporate power to own properties owned by it and to conduct business as now being conducted by it and as proposed to be conducted by it (as disclosed to Purchaser), and possesses all governmental and other permits, licenses and other authorizations to own its properties as now owned and to conduct its businesses as now conducted and as presently contemplated to be conducted, except where the failure to hold such permit or license would not have a Material Adverse Effect. The Company has furnished counsel to Purchasers with true, correct and complete copies of its Charter, as amended to date (the "Charter") and By-Laws, as amended to date (the "By-Laws").

                  (b) Except as set forth in Schedule 4(b) hereto, each of the Company's subsidiaries, ICF Communication Solutions, Inc., a California corporation, and Complete Communications, Inc., a California corporation (the "Subsidiaries") has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, with requisite corporate power to own properties owned by it and to conduct business as now being conducted by it and as proposed to be conducted by it (as disclosed to Purchaser), and possesses all governmental and other permits, licenses and other authorizations to own its properties as now owned and to conduct its businesses as now conducted, except where the failure to hold such


                                       2-
permit or license would not have a Material Adverse Effect. The Subsidiaries are the only subsidiaries, direct or indirect, of the Company.

                  (c) The Company  has all  requisite  corporate  power to enter into this Agreement. The Company has the corporate power, including having obtained all necessary consents and authorizations as required under Section
11.75 of the Illinois Business Corporation Act of 1983, to carry out and perform its obligations under the terms of (i) this Agreement, (ii) the Contribution Agreement, described in Section 6(d)(vi) hereof, by and between the Company and Seller (the "Contribution Agreement") in the form attached hereto as Exhibit B,
(iii) the Option Agreement, described in Section 6(d)(vii) hereof, by and between the Company and Purchaser (the "Option Agreement") in the form attached hereto as Exhibit C, (iv) the Stockholders Agreement, described in Section 6(d)(viii) hereof, by and among the Company, Purchaser and the other stockholders set forth in the stockholders agreement (the "Stockholders Agreement") in the form attached hereto as Exhibit D, (v) the Senior Note, Loan Agreement and Guaranty, described in Section 6(d)(x) hereof (collectively, the "Loan Restructure Agreements"), in the forms attached hereto in Exhibit F and
(vi) the Registration Rights Agreement, described in Section 6(d)(xi) hereof, by and between the Company and certain stockholders of the Company (the "Registration Rights Agreement") in the form attached hereto as Exhibit G. The Contribution Agreement, the Option Agreement, the Stockholders Agreement, the Loan Restructure Agreements and the Registration Rights Agreement are referred to collectively herein as the "Related Agreements."

                  (d) The authorized capital stock of the Company immediately prior to the Closing shall consist of 40,000,000 shares of Common Stock, of which (A) 20,054,946 shares (less 3,651,948 shares of Common Stock contributed to the Company by Seller on the date hereof ) shall have been validly issued and shall be outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, (B) 3,651,948 shares shall have been duly reserved initially for issuance upon exercise of currently outstanding options or warrants of the Company, (C) 306,666 shares shall have been duly reserved initially for issuance upon exercise of currently outstanding warrants of the Company issued in connection with its July 1998 private placement and (D) 7,000,000 shares shall have been duly reserved initially for issuance upon conversion in the event of a payment default of outstanding indebtedness of the Company. Other than as disclosed in this Section 4(d) and in Schedule 4(d) hereto, there are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding on the Company for the purchase or acquisition of any shares of its capital stock;

                  (e) (i) All corporate action on the part of the Company and its directors and stockholders necessary to be taken on or prior to the Closing for the authorization, execution, delivery and performance by the Company of this Agreement and the Related Agreements and the consummation of the transactions contemplated herein and therein has been or will be taken on or prior to the Closing. There is no action which the Company has failed to take that would inhibit the transactions contemplated hereby from being consummated. The Company has obtained all necessary consents and authorizations as required under Section


                                       3-

         11.75 of the Illinois Business Corporation Act of 1983 so as not to limit the ability of Purchaser to purchase additional shares of the Common Stock of the Company in the future.

                           (ii) This Agreement and the Related Agreements are valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting enforcement of creditors' rights generally and to general equitable principles. The execution, delivery and performance by the Company of this Agreement and the Related Agreements, and its compliance herewith and therewith and the sale and delivery by Seller of the Shares will not result in any violation of and will not conflict with, or result in a breach of any of the terms of, or constitute a default under, the Charter or By-Laws, and will not result in any violation of and will not conflict with, or result in a material breach of any of the terms of, or constitute a material default under, any mortgage, indenture, agreement, instrument, judgment, decree, order, rule or regulation or other restriction to which the Company is a party or by which it is bound or any provision of state or Federal law to which the Company is subject, or result in the creation of any mortgage, pledge, lien, encumbrance or charge of any kind whatsoever upon any of the properties or assets of the Company pursuant to any such term or result in the suspension, revocation, impairment, forfeiture or non-renewal of any permit, license, authorization or approval applicable and material to the Company's operations or any of its assets or properties.

                           (iii) The Shares, when sold by Seller in compliance with the provisions of this Agreement, shall be validly issued, fully paid and nonassessable, and shall be free of any mortgage, pledge, lien, encumbrance or charge of any kind whatsoever.

                  (f) Except as set forth on Schedule 4(f) hereto, the Company has no outstanding indebtedness for borrowed money under any loan or other agreements, notes, indentures, or instruments relating to or evidencing indebtedness for borrowed money or security interest or other encumbrance on any of the Company's property and is not a guarantor or otherwise contingently liable for any indebtedness for borrowed money (including, without limitation, liability by way of agreement, contingent or otherwise, to purchase, provide funds for payment, supply funds or otherwise invest in any debtor or otherwise to insure any creditor against loss). Except as set forth in Schedule 4(f), there exists no default under the provisions of any instrument evidencing any such indebtedness or otherwise or of any agreement relating thereto.

                  (g) Except as set forth on Schedule 4(g), the Company has filed or will file within the time prescribed by law (including valid extensions of time in which to make such filings) all tax returns and reports required to be filed with the United States Internal Revenue Service and with the State of Illinois and (except to the extent that the failure to file would not have a Material Adverse Effect) with all other jurisdictions where such filing is required by law. Except as set forth on Schedule 4(g), the Company has paid, or made adequate provision for the payment of, all taxes, interest, penalties, assessments or deficiencies shown to be due or claimed to be due on or in respect


                                       4-
of such tax returns and reports. Except as set forth in Schedule 4(g) hereto, the Company does not know of (i) any other tax returns or reports which are required to be filed which have not been so filed and (ii) any unpaid assessment for additional taxes for any fiscal period or any basis therefor. There are no audits or investigations of the Company by any taxing authority or proceedings relating to taxes of the Company threatened or in progress.

                  (h) Each of the Company and the Subsidiaries has good and marketable title to all of its material properties and assets, both real and personal, tangible and intangible, which the Company and the Subsidiaries purport to own as reflected on the latest balance sheet disclosed to Purchaser in connection with this Agreement or acquired after the date thereof (except inventory or other personal property disposed of in the ordinary course of business subsequent to the date thereof), and except as set forth in Schedule 4(h) hereto, such properties and assets are not subject to any mortgage, pledge, lien, security interest, conditional sale agreement, encumbrance or charge other than (i) liens of current taxes not yet due and payable or (ii) liens securing obligations reflected in Section 4(f) above. Neither the Company nor any of the Subsidiaries is in default or in breach of any provision of its leases or licenses and they each hold valid leasehold or licensed interests in the property which it leases or which is licensed to it. No other party to any lease or license to which the Company or any of the Subsidiaries is a party is in default under or breach of any such lease or license.

                  (i) Except as set forth in Schedule 4(i) hereto, in connection with the conduct of its business and ownership of its properties, each of the Company and the Subsidiaries has complied with all applicable statutes and regulations of all governmental authorities having jurisdiction over it except where the failure to so comply would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received notice of any violation or any claim of violation of any law, rule, regulation, permit or license affecting, involving or relating to the conduct of its business, the failure to comply with which would have a Material Adverse Effect.

                  (j) Except as set forth in Schedule 4(j) hereto, the Company has timely made, and is up to date with, all filings with the Securities and Exchange Commission (the "Commission") required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all such filings, including the financial statements included therein, conform, in all material respects to the requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Such filings, the financial statements included therein, and any amendment thereto, do not contain, and will not contain, any untrue statement of a material fact and do not omit, and will not omit, to state any material fact required to be stated therein or necessary to make the statements therein not misleading.



                                       5-

                  (k) (i) Except as set forth in Schedule 4(k)(i) hereto, there is neither pending nor, to the Company's knowledge, threatened, any action, suit, proceeding, claim or investigation, or any basis therefor or threat thereof, whether or not purportedly on behalf of the Company or any of the Subsidiaries, to which the Company or any of the Subsidiaries is or may be named as a party or its property is or may be subject or to its knowledge, after due inquiry, to which any founder, officer, key employee or principal stockholder of the Company or any of the Subsidiaries is subject that relate in any material respect to the Company or the Subsidiaries or their business, assets or financial condition; and neither the Company nor any of the Subsidiaries has knowledge of any unasserted claim, the assertion of which is likely and which, if asserted, will seek damages, an injunction or other legal, equitable, monetary or nonmonetary relief.

                           (ii) Other than as set forth in Schedule 4(k)(ii) hereto, neither the Company nor any of the Subsidiaries has admitted in writing its inability to pay its debts generally as they become due, filed or consented to the filing against it of a petition in bankruptcy or a petition to take advantage of any insolvency act, made an assignment for the benefit of creditors, consented to the appointment of a receiver for itself or for the whole or any substantial part of its property, or had a petition in bankruptcy filed against it, been adjudicated a bankrupt, or filed a petition or answer seeking reorganization or arrangement under the Federal bankruptcy laws or any other similar law or statute of the United States of America or any other jurisdiction.

                  (l) Since the dates as of which information regarding the Company has been given to Purchaser, there has not been any change in the Company's business or prospects which would have a Material Adverse Effect, whether or not occurring in the ordinary course of business, and there has not been any material transaction entered into by the Company or any of the Subsidiaries, other than transactions in the ordinary course of business. The Company and the Subsidiary have no material contingent obligations which have not been disclosed to Purchaser.

                  (m) The Company and each of the Subsidiaries do not own or possess any trademarks, trade names, patent rights, copyrights, licenses, approvals, trade secrets and other similar rights other than as may be inferred from common law. Neither the Company nor any of its Subsidiaries has received any notice of infringement or conflict with asserted Intellectual Property Rights of others, which infringement or conflict, if the subject of an unfavorable decision, would have a Material Adverse Effect.

                  (n) Except as set forth on Schedule 4(n) hereto, the Company has no currently existing contract, obligation, agreement, plan, arrangement, commitment or the like (written or oral) of any material nature (involving more than $25,000, either individually or in the aggregate if such contracts are of a similar nature or with the same party) including, without limitation, the following:



                                       6-

                           (i)      Agreements with dealers, sales
         representatives, brokers or other distributors, jobbers, advertiser or sales agencies;

                           (ii) Agreements with any labor union or collective bargaining organization or other labor agreements;

                           (iii) Any contract or series of contracts with the same person for the furnishing or purchase of machinery, equipment, goods or services, including without limitation agreements with processors and subcontractors;

                           (iv) Any indenture, agreement or other document (including private placement brochures) relating to the sale or repurchase of shares;

                           (v) Any joint venture contract or arrangement or other agreement involving a sharing of profits or expenses to which the Company is a party;

                           (vi) Agreements expressly limiting the freedom of the Company to compete in any line of business or in any geographic area or with any person;

                           (vii) Agreements providing for disposition of the business, assets or shares of the Company, agreements of merger or consolidation to which the Company is a party or letters of intent with respect to the foregoing; and

                           (viii) Letters of intent or agreements with respect to the acquisition of the business, assets or shares of any other business.

                  (o) To the Company's knowledge, no employee or consultant of the Company or any of the Subsidiaries is, or is now believed to be, in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, proprietary information and inventions, assignment, agreement or any other contract or agreement or any restrictive covenant or any other common law obligation to a former employer or other person or entity relating to the right of any such employee or consultant to be employed by the Company or any of the Subsidiaries because of the nature of the business conducted or to be conducted by the Company or any of the Subsidiaries or to the use of trade secrets or proprietary information of others, and the employment of the Company's or any of the Subsidiaries' employees or the retainer of their consultants does not subject the Company or any of the Subsidiaries to any liability to a third party.

                  (p) Except as set forth in Schedule 4(p) hereto, other than the Company's discretionary bonus plan, neither the Company nor any of the Subsidiaries has a collective bargaining, labor, profit sharing, pension, retirement, stock option, incentive, benefit or other similar contract, plan or arrangement. Neither the Company nor any of its Subsidiaries sponsors, nor is it obligated


                                       7-
to contribute to, any employee benefit plan (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                  (q) Neither the Company, nor to the Company's knowledge, any of its affiliates, has taken or will take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the shares of Common Stock.

                  (r) No consent, permit, approval, qualification, order or authorization of, or filing with, any governmental authority, including, without limitation, the Secretary of State of Illinois and the Secretary of State of California, is required to be taken on or prior to the date hereof in connection with the Company's valid execution, delivery or performance of this Agreement or the Related Agreements or the consummation of any other transaction contemplated on the part of the Company hereby.

                  (s) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                  (t) The Company and each of its Subsidiaries carry, or are covered by, or will be covered within 90 days after the date of this Agreement, insurance (including Directors and Officers Insurance) in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of their respective businesses and the value of their respective properties.

                  (u) The Company has not used any broker or finder in connection with the transactions contemplated by this Agreement and the Related Agreements and has no liability for any commission or compensation in the nature of an agent's fee to any broker or finder or any other person.

         5. Representations and Warranties of Purchaser. Purchaser represents and warrants to each of the Company and Seller that:

                  (a) Purchaser understands that Shares have not been registered under the Act or any applicable state securities law, and may not be sold except pursuant to an effective registration statement under the Act, or pursuant to a duly available exemption from such registration requirements;



                                       8-

                  (b) Purchaser is purchasing the Shares for his own account and not with a view to or for sale which would be in violation of the Act;

                  (c) in effecting the purchase of the Shares, Purchaser has not engaged in any activities which would necessitate registration of the Shares under the Act or any applicable state securities laws;

                  (d) Purchaser is a sophisticated investor, and qualifies as an accredited investor under the Act, with such experience in financial and business matters that he is capable of evaluating the merits and risks of the purchase of the Shares; and Purchaser has had access to, and has been furnished with all such information as he has considered necessary, including the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and Purchaser has concluded that he is able to bear these risks;

                  (e) the Shares were not offered or sold to Purchaser by any form of general solicitation or general advertising;

                  (f) Purchaser acknowledges that if any transfer of the Shares is to be made in reliance on an exemption under the Act, the Company, as issuer of the Shares, may require an opinion of counsel satisfactory to it that such transfer may be made pursuant to an exemption under the Act;

                  (g) in making any subsequent offer or sale of the Shares, Purchaser will be acting for himself and not as part of a sale or planned distribution which would be in violation of the Act or any applicable state securities laws; and

                  (h) Purchaser acknowledges that for so long as appropriate, the legend concerning transfer of the Shares currently set forth on the Shares will remain on the Shares.

         6.       Conditions to Closing

         (a) Conditions to All Parties' Obligations. The obligations of all the parties to this Agreement to effect the purchase and sale of the Shares shall be subject to the fulfillment of the following conditions:

                  (i) No temporary restraining order, preliminary or permanent injunction or other order or restraint issued by any court of competent jurisdiction, no order, decree, restraint or pronouncement by any governmental entity, and no other legal restraint or prohibition which would prevent or have the effect of preventing the consummation of the sale of the Shares shall have been issued or adopted or be in effect.

                  (ii) The parties shall have received all necessary contractual and regulatory consents to effect the transactions contemplated hereby.


                                       9-

                  (iii) There shall not be any litigation or governmental proceeding seeking to enjoin or challenging, or seeking damages in connection with, or having been threatened with respect to, the sale of the Shares that, in the parties' respective judgment, makes it inadvisable to proceed with the sale of the Shares.

                  (iv) The Company and Purchaser shall have executed and delivered an Employment Agreement (the "Employment Agreement"), whereby Purchaser is employed as the Chief Financial Officer of the Company, in the form of Exhibit A attached hereto.

                  (v) Seller shall have executed and delivered to the Company the Contribution Agreement, by which Seller has contributed an aggregate of 3,651,948 shares of the Company's Common Stock to fund options to be granted to Purchaser in connection with his employment as Chief Financial Officer of the Company, in the form of Exhibit B hereto.

                  (vi) The Company shall have executed and delivered the Option Agreement in the form of Exhibit C attached hereto.

                  (vii) The Company, Purchaser and certain other stockholders of the Company's Common Stock shall have executed and delivered the Stockholders Agreement in the form of Exhibit D attached hereto.

                  (viii) The Company shall have executed and delivered to William M. Burns ("WMB") and Charles E. Lincoln ("CEL") a note restructuring agreement (the "Restructure Agreement") in the form of Exhibit E attached hereto.

                  (ix) The Company shall have executed and delivered the Registration Rights Agreement in the form of Exhibit F attached hereto.

                  (x) The spouse of Seller shall have executed and delivered the spousal consent (the "Spousal Consent"), in the form of Exhibit F attached hereto.

         (b) Conditions to the Obligations of Seller. The obligations of Seller under this Agreement to consummate the sale of the Shares are subject to the fulfillment at or prior to the Closing Date of the following conditions:

                  (i) The representations and warranties of Purchaser set forth herein shall be true and correct as of the Closing Date.

                  (ii) Purchaser shall have duly performed and complied with the covenants, agreements and conditions required by this Agreement to be performed by or complied with by each of them, respectively, prior to or at the Closing Date.



                                       10-

                  (iii) All corporate proceedings of the Company to be taken or required to be taken in connection with the transactions contemplated hereby have been taken on or prior to the Closing Date and all documents incident thereto shall be reasonably satisfactory in form and substance to Seller, and Seller shall have received all such information and such counterpart originals or certified or other copies of such documents as Seller may reasonably request.

                  (iv) The Company shall have released Seller from any and all lock-up provisions of with respect to an aggregate of 4,671,948 shares of Common Stock to enable Seller to enter into the this Agreement and the Related Agreements.

         (c) Conditions to the Obligations of the Company. The obligations of the Company under this Agreement to consummate the sale of the Shares are subject to the fulfillment at or prior to the Closing Date of the following conditions:

                  (i) The representations and warranties of Purchaser and Seller set forth herein shall be true and correct as of the Closing Date.

                  (ii) Purchaser and Seller shall have duly performed and complied with the covenants, agreements and conditions required by this Agreement to be performed by or complied with by each of them, respectively, prior to or at the Closing Date.

         (d) Conditions to the Obligations of Purchaser. The obligations of Purchaser under this Agreement to effect the transactions contemplated hereby are subject to the fulfillment at or prior to the Closing Date of the following conditions:

                  (i) The representations and warranties of the Company and Seller set forth herein shall be true and correct as of the Closing Date.

                  (ii) The Company and Seller shall have duly performed and complied with the covenants, agreements and conditions required by this Agreement to be performed by or complied with by it or him, respectively, prior to or on the Closing Date.

                  (iii) All corporate proceedings of the Company to be taken or required to be taken in connection with the transactions contemplated hereby have been taken on or prior to the Closing Date and all documents incident thereto shall be reasonably satisfactory in form and substance to Purchaser and his counsel, and Purchaser and his counsel shall have received all such information and such counterpart originals or certified or other copies of such documents as Purchaser and his counsel may reasonably request.

                  (iv) The Company shall have delivered, or cause to be delivered, to Purchaser a certificate or certificates representing the Shares to be sold by Seller hereunder in negotiable form.


                                       11-

                  (v) The Company has obtained, or will obtain within 90 days of the date hereof, Directors and Officers Insurance, to the extent that the Company qualifies for such insurance.


                  (vi) On the Closing Date, the Company shall have delivered to Fulbright & Jaworski L.L.P. a check or wire transfer in payment of the legal fees and disbursements of Fulbright & Jaworski L.L.P., counsel to Purchaser with respect to the transactions contemplated hereby.
         (vii) On the Closing Date, Seller shall pay, and shall hold Purchaser harmless from and against, all transfer, sales, stamp, registration, documentary or other similar taxes ("Transfer Taxes") payable in connection with the transactions contemplated hereby and will prepare and file any tax returns and other filings relating thereto. Seller and Purchaser shall be responsible for their own personal income tax gain which is based on the purchase price contemplated hereby. The Company shall pay when due any and all other taxes which become payable and all fees and charges in connection with the transactions contemplated hereby.

         7. Survival of Representations and Warranties; Indemnification. (a) All representations and warranties by the Company, Seller and Purchaser shall survive the Closing and shall remain in full force and effect for a period equal to three years following the Closing Date, notwithstanding any investigation at any time by or on behalf of any party or parties to this Agreement, and shall not be considered waived by consummation of the transactions contemplated by this Agreement, notwithstanding any alleged knowledge of any breach. No claim for damages with respect to Sections 3, 4 and 5 may be brought after the third anniversary of the date hereof.

         (b) Each of Purchaser, on the one hand, and Seller and the Company, on the other hand, agrees to indemnify and hold each other harmless from and against and to reimburse the other with respect to, any and all loss, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by the other by reason of or arising out of or in connection with: (i) a breach by each such party of their respective representations or warranties contained herein, or in any certificate delivered by any such party, as the case may be, pursuant to this Agreement; and (ii) the failure of any such party to perform any act required by this Agreement to be performed by it, respectively. Notwithstanding any contrary provision of this agreement, in no event shall either party be liable for indirect, special, incidental, punitive or consequential damages in connection with this agreement, even if advised of the possibility of such damages. In no event shall either party's liability, including for direct damages, exceed an aggregate of $650,000.

         8. Further Assurances. To the extent that applicable laws require the execution and delivery of additional agreements, documents or instruments or the taking of any other action in order to effectively transfer beneficial ownership of the Shares to Purchaser, each of the parties hereto agrees to execute and deliver all such agreements, documents or instruments and to take such action as soon as reasonably possible and to effectuate the intentions and purposes of this Agreement.



                                       12-

         9. Notices. Any notice or other communication under this Agreement shall be in writing and shall be considered given when received and shall be delivered personally, mailed by registered or certified mail, return receipt requested, or, to the extent available, sent by facsimile transmission to the parties at the addresses set forth below (or at such other address as a party may specify by notice to the other):

         If to Seller:                             John J. Ackerman
                                                   c/o COMC, Inc.
                                                   400 N. Glenoaks Boulevard
                                                   Burbank, California 91502
                                                   Fax No.: _______________

         If to the Company:                        COMC, Inc.
                                                   400 N. Glenoaks Boulevard
                                                   Burbank, California 91502
                                                   Attention: President
                                                   Fax No.: _______________


                  with a copy to:                  Rick Usher, Esq.
                                                   Furman Usher, Inc.
                                                   1901 Avenue of the Stars
                                                   Los Angeles, California 90067
                                                   Fax No.: 310-201-0313


         If to Purchaser:                          Christopher R. Smith
                                                   21 Middlesex Road
                                                   Darien, Connecticut 06820
                                                   Phone No.: 201-363-0380

                  with a copy to:                  Warren Nimetz, Esq.
                                                   Fulbright & Jaworski L.L.P.
                                                   666 Fifth Avenue
                                                   New York, New York  10103
                                                   Fax No.:  212-752-5958

         10. Assignment; Transferees. Purchaser may not assign his rights or obligations under this Agreement without the prior written consent of Seller. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.



                                       13-

         11. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any provisions relating to conflicts of laws.

         12. Entire Agreement. This Agreement, including the agreements and Exhibits referred to herein, states the entire agreement between the parties with respect to the subject matter hereof and no provision hereof may be modified, waived or terminated orally, but only by a writing signed by the parties.

         13.  Headings.   The  headings  in  this  Agreement  are  inserted  for
convenience and reference only and are not to be used in construing or interpreting any of the provisions of the Agreement.

         14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.




                                       14-

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above mentioned.



                                            ---------------------------------
                                            John J. Ackerman


                                            COMC, INC.



                                            By:______________________________
                                            Name:
                                            Title:



                                            ---------------------------------
                                            Christopher R. Smith



                                       15-

                                                              Exhibit 2

                             CONTRIBUTION AGREEMENT

         CONTRIBUTION AGREEMENT (the "Agreement"), dated as of August 10, 1999, by and between John J. Ackerman ("Contributor"), and COMC, Inc., an Illinois corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, Seller owns an aggregate of 8,000,000 shares of the Common Stock, $.01 par value (the "Common Stock"), of the Company;

         WHEREAS, Seller desires to contribute a portion of his shares of Common Stock on the terms set forth in this Agreement in consideration of the release of Seller from the lock-up with respect to a portion of the shares of Common Stock of the Company.

         NOW, THEREFORE, for good and valuable consideration, and intending to be legally bound, the parties hereto hereby agree as follows:

         1. Contribution of Shares. (a) On the basis of the representations and warranties herein contained, Contributor will contribute an aggregate of 3,651,948 shares of Common Stock (the "Shares") to the treasury of the Company at the Closing (as defined below) to be used by the Company to fund stock options and warrants granted by the Company to Christopher R. Smith, Gramercy National Partners LLC, William M. Burns and Charles E. Lincoln pursuant to option agreements, dated the date hereof, between the Company and each of them.

         2. Closing. The closing of the contribution of the Shares hereunder (the "Closing") shall take place upon execution of this Agreement and satisfaction of the terms and conditions set forth herein at the offices of Fulbright & Jaworski L.L.P. on the date hereof. The date of the Closing is referred to herein as the "Closing Date."

         3. Representations of Contributor. Contributor represents and warrants to the Company that:

                  (a) Contributor is the sole record and beneficial owner of 8,000,000 shares of the Common Stock of the Company, including the Shares, and is acting solely on his behalf and for his own account in contributing the Shares to the Company and has all requisite authority to transfer good and lawful title in and to the Shares to the Company free of any security interests, liens, encumbrances, equities, claims or other defects. This representation shall be subject to the Spousal Consent of Contributor's wife to this Contribution, attached hereto as Exhibit I, and the consent of the Board of Directors of the Company; and

                  (b) Contributor has good and marketable title to the Shares, and there are no options, warrants, calls, commitments or agreements of any type to which Contributor is a party or by which Contributor may be bound under which any person or entity has a right to purchase or acquire, own or maintain any rights in, of or to any of the Shares.

         4. Representations of the Company. The Company represents and warrants to Contributor that the Shares shall be used by the Company only to fund stock options and warrants, a form of which is attached hereto as Exhibit II, granted by the Company to Christopher R. Smith, Gramercy National Partners LLC, William
M. Burns and Charles E. Lincoln pursuant to option agreements, dated the date hereof, between the Company and each of them.

         5. Conditions. The contribution of the Shares will be subject to (i) the Company's receipt of the Shares, (ii) the Company's designating the Shares as treasury shares to fund options and warrants granted by the Company to Christopher R. Smith, Gramercy National Partners LLC, William M. Burns and Charles E. Lincoln pursuant to option agreements, dated the date hereof, between the Company and each of them (iii) the receipt by Contributor of an executed the Spousal in the from of Exhibit A, and (iv) the execution and delivery of the Stock Purchase Agreements (the "Stock Purchase Agreements"), dated August 10, 1999, the Registration Rights Agreement, dated August 10, 1999, among the Company, the Contributor and the investors who are parties to the Stock Purchase Agreements, and the Stockholders Agreement, dated August 10, 1999, among the Company, Contributor and other stockholders of the Company.

         6.   Miscellaneous.

                  (a) This agreement may be executed in counterparts, each of which shall be deemed an original, and taken together shall constitute one in the same.

                  (b) This Agreement shall be governed by and construed in accordance with the laws of the State of California.

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above mentioned.


                                            ---------------------------------
                                John J. Ackerman


                                   COMC, INC.



                                            By:______________________________
                                      Name:
                                     Title:

                                                            Exhibit 3
                             STOCK OPTION AGREEMENT


         OPTION AGREEMENT, dated as of August 10, 1999, between COMC, INC., an Illinois corporation (the "Company") and Christopher R. Smith (the "Optionee").

         WHEREAS, the Company, in consideration for the Optionee's agreement to enter into an employment agreement (the "Employment Agreement") providing for the employment of the Optionee as the Chief Financial Officer of the Company commencing on the date hereof, desires to grant to the Optionee an option to either acquire or increase, as the case may be, his proprietary interest in the Company and its subsidiaries;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements hereinafter set forth, the parties hereto mutually agree as follows:

         1.       Grant of Option.
              A. Subject to the terms and conditions hereinafter set forth, the Company hereby grants to the Optionee, the option (the "Option") to purchase, during the period specified in Paragraph 2 and at the purchase price specified in Paragraph 3, all or any part of 2,463,896 shares, or 12.3% of the fully-diluted common stock of the Company on the date hereof (including the adjustments, if any, in Paragraph 6) (the "Shares"), of the Common Stock of the Company, $.01 par value (the "Common Stock"), which, when issued upon the exercise of the Option, and paid for in accordance with the terms hereof, shall be fully paid and nonassessable.

         2.   Period and Exercise.

              A. Subject to the provisions of Paragraphs 3 and 9, the Option shall be exercisable by the Optionee at any time during the term of the Option, in whole or in part, on the date his employment with the Company begins. The Option and all rights thereunder shall terminate on a date 10 years from the date of this Agreement (the "Termination Date").

              B. The Option may be exercised pursuant to its terms by the Optionee's giving written notice thereof to the Secretary or Treasurer of the Company at its then principal office. Such notice shall state the number of Shares with respect to which the Option is being exercised and shall be accompanied by payment in full of the exercise price for such Shares in cash, by check payable in good funds to the order of the Company, by the delivery of a recourse promissory note, by the delivery of shares of Common Stock of the Company valued at their fair market value on the date of exercise, or by the surrender of options with respect to such number of other shares which, when multiplied by the excess of the fair market value of a share of Common Stock on the date of exercise over the exercise price of such surrendered option, equals the exercise price, or the portion thereof, to be satisfied on such surrender.

              C. The Company may in its discretion require, whether or not a registration statement under the Securities Act of 1933 (the "Act") is then in effect with respect to the Shares issuable upon such exercise, that as a condition precedent to the exercise of the Option, the person exercising the Option give to the Company a written representation and undertaking, satisfactory in form and substance to the Company, that he is acquiring the Shares for his or her own account for investment and not with a view to the distribution or resale thereof and otherwise establish to the Company's satisfaction that the offer or sale of the Shares issuable upon the exercise of the Option will not constitute or result in any breach or violation of the Act, or any similar act or statute or any rulings or regulations thereunder.

         In the event this Option shall be exercised pursuant to Paragraph 10 by any person other than the Optionee, the aforesaid notice shall also be accompanied by appropriate proof of the right of such person to exercise the same.

         3. Option Price. Subject to the provisions of Paragraph 5, the option price per share shall be $.08 per share (the "Option Price").

         4. Listing, Registration and other Legal Requirements.

              A. The granting and exercise of this Option and the Company's obligation to deliver Shares pursuant to an exercise of the Option shall be subject to all applicable federal and state laws, rules and regulations, and to obtaining such approvals by registration or qualification with a regulatory or governmental agency as may be required. Pending the satisfaction of the foregoing, such exercise shall be deemed suspended and there shall be returned to the person exercising the Option the proceeds representing the exercise price. In such event, the Company shall provide notice to the Optionee or his representative of the satisfaction of the foregoing condition, whereupon the right to exercise the Option shall be reinstated.
              B. As soon as practicable, but in any event no later than 120 days after the date hereof, the Company shall file a registration statement on Form S-8 with the Securities and Exchange Commission, and use its best efforts to effect such registration, including, without limitation, the execution of an undertaking to file post-effective amendments, and shall take all actions to comply with applicable regulations issued under the Act, as may be so requested and as would permit or facilitate the sale and distribution of all of the Shares.

         5. Adjustments for Reorganization, Liquidation, Stock Dividends or Stock Splits.

              A. If the Company is reorganized, or merged or consolidated with another corporation while the Option, or any portion thereof, remains outstanding, there shall be substituted for the shares subject to the unexercised portion of the Option an appropriate number of shares of each class of stock or other securities of the reorganized, or merged or consolidated corporation which were distributed to the shareholders of the Company in respect of such shares; provided, however, that this Option may be exercised in full by the Optionee as of the effective date of any such reorganization, merger or consolidation by the Optionee's giving notice in writing to the Company of his intention to so exercise.

               B. If the Company is liquidated or dissolved while the Option, or any portion thereof, remains unexercised, then such unexercised portion of the Option may be exercised in full by the

Optionee as of the effective date of any such liquidation or dissolution of the Company by the Optionee's giving notice in writing to the Company of his intention to so exercise.

              C. If the outstanding shares of common stock of the Company shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination or exchange of shares, recapitalization, extraordinary dividend payable in stock of a corporation other than the Company, or otherwise in cash, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of shares subject to this Option, and the Option Price, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the Option Price; provided, however, that no adjustment shall be made by reason of the distribution of subscription rights on outstanding stock.

         6. Adjustments for Increase in Outstanding Shares of Common Stock. This Option is meant to be an option to purchase the number of Shares that, upon exercise, equal to 12.3% of the total outstanding capital of the Company, on a fully diluted basis, on the date hereof. If the shares of common stock in the Company's treasury (which shares have been contributed for the sole purpose of issuing options to the Optionee) are removed for any reason and required to be issued and outstanding shares of common stock, then the number of shares issuable upon exercise of this Option shall be increased so that the aggregate shares issuable to Optionee hereunder represent 12.3% of the total outstanding capital of the Company, after solely taking account of the shares that have been removed from treasury, on a fully diluted basis, upon exercise.

         7. Corporate Reorganization; Liquidation. In the event of a reorganization by means of merger or consolidation of the Company with, or sale or substantially all the assets of the Company to, another corporation or the dissolution or liquidation of the Company while all or part of the Option remains outstanding under this Agreement, there shall be substituted for the Shares subject to the unexercised portion of the Option an appropriate number of shares of each class of stock, other securities or other assets of the reorganized corporation or, if liquidated, the Company, which would have been distributed in respect of such Shares if the Option had been exercised immediately prior to the record date of the applicable foregoing transaction; provided, however, that the Optionee may exercise in full the Option granted hereunder as of the effective date of any such reorganization or dissolution or liquidation of the Company by giving notice to the Company of his intention to so exercise.

         8. No Rights in Shares Prior to Exercise. The Optionee shall not be considered a record holder of any of the Shares subject to an unexercised portion of the Option until the date on which he or she shall exercise the Option as to such Shares in accordance with Paragraph 2 hereof; provided, however, in the event the exercise is effected within 10 days prior to the record date for the determination of holders entitled to vote at a meeting of shareholders, the holder of the Shares received upon exercise of the Option shall not have any right to vote the Shares received at such meeting.

         9. Stock Reserved. The Company shall at all times during the term of this Agreement reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of this Agreement and shall pay all original issue taxes, if any, on the exercise of the Option, and all other fees and expenses necessarily incurred by the Company in connection therewith.

         10. Exercise Upon Termination of Employment. In the event the employment of the Optionee is terminated by the Company for any reason the Option may be exercised, in whole or in part, by the Optionee at any time following termination of the Optionee. In the event of termination as a result of death or disability of the Optionee, the Option may be exercised by the Optionee or his legal representative or by the executor or administrator of the Optionee or the person to whom the Optionee's rights under the Option shall pass by the Will of the Optionee or the laws of descent and distribution at any time, in whole or in part.

         11. Not Employment Agreement. This Agreement does not constitute an employment agreement and shall not confer on the Optionee any right to continue in the employ of the Company or any of its subsidiaries.

         12. Successors. This Agreement shall be binding upon any successor of the Company.

         13. Amendment. This agreement may not be amended at any time unless the option agreements of Charles E. Lincoln and William M. Burns are amended concurrently to the same effect with each of their written consent.

         14. Notices. Any notice or other communication under this Agreement shall be in writing and shall be considered given when received and shall be delivered personally, mailed by registered or certified mail, return receipt requested, or, to the extent available, sent by facsimile transmission to the parties at the addresses set forth below (or at such other address as a party may specify by notice to the other):


         If to the Company:                 COMC, Inc.
                                            400 N. Glenoaks Boulevard
                                            Burbank, California 91502
                                            Attention: Secretary or Treasurer
                                            Fax No.: _______________


              with a copy to:               Rick Usher, Esq.
                                            --------------------
                                            --------------------
                                            --------------------
                                            Fax No.: _______________

         If to Optionee:                    Christopher R. Smith
                                            21 Middlesex Road
                                            Darien, Connecticut 06820
                                            Phone No.: 201-363-0380


              with a copy to:               Warren Nimetz, Esq.
                                            Fulbright & Jaworski L.L.P.
                                            666 Fifth Avenue
                                            New York, New York 10103
                                            Fax No.: 212-752-5958

         15. Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of California.

         16. Fractional Share. The Company shall not be required to issue any fractional share upon exercise of the Option, but it shall pay to the Optionee or to his or her personal representative or beneficiary who acquires the right to exercise the Option by bequest or inheritance on the death of the Optionee, the cash equivalent of any fractional share interests, as determined in the sole discretion of the Board or the Committee.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.

                                   COMC, INC.



                                            By:_______________________________
                                                 Name: John J. Ackerman
                                                 Title:  Chief Executive Officer



                                            -------------------------------
                                             Optionee

                                                               Exhibit 4

                     STOCKHOLDERS AGREEMENT


                  STOCKHOLDERS AGREEMENT (the "Agreement") made as of this 10th day of August, 1999, by and among COMC, Inc., an Illinois corporation (the "Company"), John J. Ackerman ("JA"), William M. Burns and Nellie Burns as Trustees for The Burns Family Trust and ("MB"), Charles E. Lincoln and Caroline Lincoln as Trustees for The Lincoln Family Trust ("CL") and Christopher R. Smith ("CRS," and together with JA, MB and CL, the "Stockholders").

                               W I T N E S S E T H

                  WHEREAS, simultaneously with the execution and delivery of this Agreement, CRS shall purchase 200,000 shares of the common stock, $.01 par value (the "Common Stock") of COMC, Inc., an Illinois corporation (the "Company") pursuant to the Stock Purchase Agreement, dated as of the date hereof, by and among JA, the Company and CRS (the "Stock Purchase Agreement");

                  WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company shall grant CRS an option to purchase 2,463,896 shares of the Common Stock of the Company pursuant to an option agreement (the "CRS Option");

                  WHEREAS, simultaneously with the execution and delivery of this Agreement, MB and CL are restructuring notes issued to them by the Company pursuant to a senior subordinated note, a loan agreement and a guaranty (the "Note Restructure Agreements") by and between the Company and each of them, and are each being issued an option to purchase aggregate of 376,623 shares of the Company (together with the CRS Option, the "Option Agreements");

                  WHEREAS, JA currently owns 3,333,052 shares of Common stock and MB and CL each beneficially own 3,246,753 shares of Common Stock through The Burns Family Trust and The Lincoln Family Trust, respectively;

                  WHEREAS, CRS has the power to vote on behalf of certain individuals with respect to 815,000 shares of Common Stock pursuant to a Voting Proxy, dated August 10, 1999, among CRS and such individuals.

                  WHEREAS, the execution and delivery of this Agreement is a condition precedent to the performance of the obligations of CRS under the Stock Purchase Agreement;

                  WHEREAS, the parties hereto wish to provide for certain rights and procedures upon certain proposed issuances of securities of the Company and sales of the Company's securities.

                  NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I

                         ELECTION OF BOARD OF DIRECTORS

         1. Election; Removal. Except as set forth below, during the term of this Agreement, all shares of capital stock held by each Stockholder, whether now owned or hereafter acquired, shall be voted in accordance with the provisions hereof on all of the following matters on which the stockholders of the Company vote:

                  (a) Each of the Stockholders shall have the right to designate candidates for nomination to be elected as members of the Board as follows: (i) JA shall have the right to designate one candidate; (ii) MB shall have the right to designate one candidate; (iii) CL shall have the right to designate one candidate, (iv) CRS shall have the right to designate one candidate and (v) JA, MB, CL and CRS shall, by majority vote, have the right to designate one candidate. Each Stockholder hereby agrees (x) to be present in person or by proxy at any meeting of stockholders to elect directors for purposes of establishing a quorum and (y) to vote all of such Stockholder's shares of capital stock for, or give such Stockholder's written consent to, the election of each of the foregoing candidates, subject to and in accordance with the terms of this Agreement. In the event that the Board of Directors is elected by cumulative voting, then each of the Stockholders shall divide his votes equally among each of the five above designees or equally among each of the four Stockholders' individual designees, respectively, if agreed upon by all of the Stockholders.

                  (b) In the case of any vacancy in the Board of Directors, the Board of Directors agrees to nominate the designee of the Stockholder whose designee created such vacancy. In the event that such Stockholder, his heirs or assigns, or any other substitute designated by him does not name a designee within 90-days of a notice of such vacancy, then the then-current Board of Directors may fill such vacancy until the next annual meeting of stockholders of the Company.

                  (c) Within five (5) days after a record date is set for any annual meeting for the election of directors or for mailing of any consent solicited for such purpose, the Secretary of the Company shall give to each person or entity entitled to designate candidate(s) notice of any upcoming election of directors and the anticipated date thereof and request that each person or entity so entitled to designate candidate(s) take all necessary action to designate its candidate(s) (the "Notice of Election"). The Stockholders agree to cause the Company to send the notice of record date by certified mail at least 30 days prior to such record date. Each person or entity entitled to designate candidate(s) shall notify the Secretary of the Company of such person's or entity's candidate(s) within fifteen (15) days of receipt of the Notice of Election. A failure by a person or entity entitled to designate candidate(s) to provide such notification shall be deemed to be a designation by such person or entity of the same candidate(s), if any, as were last designated by such person or entity. Any designation pursuant to this Article I shall be made in writing.

                  (d) Subject to governing law, the Company agrees to cause the Stockholders' designees to be nominated for election to the Board of Directors of the Company at each annual meeting of its stockholders and shall use its best efforts to cause the stockholders of the Company to elect such nominees to the Board of Directors at each annual meeting of its stockholders.

                  (e) Each Stockholder hereby agrees to cast such Stockholder's votes for, or give such Stockholder's written consent to, the removal of a designee on the Board at any time upon receipt of instructions in writing to such effect, signed by the person or entity who has designated that candidate, in accordance with Section 8.35 of the BCA.

         2. Transferees. Except in the event of a Public Transaction (as defined below), each Stockholder hereby agrees that it shall be a condition to any transfer of any securities of the Company now owned or hereafter acquired by such Stockholder that the transferee thereof agrees in writing to sign a counterpart signature page to this Agreement and be bound by the provisions hereof. The Stockholders agree that they will not transfer any of their securities, including a transfer involving a Public Transaction, if the total voting power of the securities represented by this Agreement falls below 65% of the total voting power of the Company. For the purposes of this Agreement, a "Public Transaction" shall be defined as a transfer of Common Stock of the Company that are (a) registered under the Securities Act of 1933 pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering such shares of Common Stock or (b) publicly sold pursuant to Rule 144 of the Securities Act.

         3. Directors of Subsidiaries. The Company and the Stockholders shall take all such action as may be necessary to cause the persons who are directors of the Company to be elected as the directors of each subsidiary of the Company.

         4. Expenses. The Company will reimburse each director for his or her reasonable out-of-pocket travel expenses incurred in attending any meeting of the Board.

                                   ARTICLE II

                        RESTRICTION ON STOCKHOLDER SALES

         1. No Sale Unless to a Stockholder. No shares may be sold, pledged, assigned or transferred (any such transaction is herein referred to as a "Transfer") by any of the Stockholders (the "Selling Stockholder") unless such shares are offered to and purchased by the other Stockholders on a pro rata basis, based on the fully diluted shares of capital stock owned by such Stockholders.

         2. Stockholders' Right to Purchase. In the event of a proposed sale by a Stockholder pursuant to this Article II, each of the Stockholders shall have fifteen (15) days from the date of receipt of any such notice to agree to purchase from the Selling Stockholder a pro rata portion of the shares, based on the fully diluted shares owned by such Stockholder, being sold by the Selling Stockholder for the price and upon the terms specified in the written notice by giving written notice to the Selling Stockholder or to elect not to exercise such right. The Stockholders shall each have a right of over-allotment such that for each Stockholder that fails to exercise its right to purchase its portion of the shares, each participating Stockholder shall be entitled to purchase a pro rata portion of the shares which the non-purchasing Stockholder elected not to purchase. Such right of over-allotment shall be exercised with respect to any non-purchasing Stockholder by giving written notice to the Selling Stockholder within five (5) days from the date of the non-purchasing Stockholder's failure to exercise its rights hereunder.

         3.  Exempt  Transactions.   Notwithstanding   anything  herein  to  the
contrary, the foregoing restriction on Transfers shall not apply to:

                  (a) a sale, assignment or transfer (i) to a Selling Stockholder's estate, (ii) to a revocable family trust created for the benefit of the Stockholder and/or his spouse or issue or (iii) in the case of any employee, to the Company upon leaving employment in accordance with any stock purchase or disposition agreement pursuant to which the employee initially purchased the stock from the corporation; or

                  (b) any Transfer such that, following such Transfer, the aggregate voting power held by the Stockholders remains greater than 65% of the outstanding capital stock of the Company (collectively, "Exempt Transactions").

         4. Transfers in Bankruptcy or Divorce. In the event that any shares held by any pf the Stockholders are required to be transferred as a result of any legal proceeding (including, but not limited to bankruptcy, divorce and any attachment proceedings), then Stockholder shall, to the extent permitted by applicable laws, require the transferee or assignee to sign a counterpart signature page to this Agreement and become an additional Stockholder and party to this Agreement bound by all the terms and provisions of this Agreement.

                                   ARTICLE III

                      STOCKHOLDERS' RIGHT OF PARALLEL SALE

         If any Selling Stockholder at any time proposes to sell, assign or transfer shares of Common Stock pursuant to a Exempt Transaction pursuant to
Article II, Section 3(b), then such Selling Stockholder shall, as a condition precedent to any such sale, assignment or transfer, afford the other Stockholders the right to sell shares of the Company's capital stock held by the Stockholders as follows:

         1. Notice by the Selling Stockholder. The Selling Stockholder shall give written notice to the Stockholders at least 15 days prior to any such proposed sale, assignment or transfer of any of the shares, and such notice shall specify (i) the number of shares which the Selling Stockholder desires to sell, (ii) the percentage of Common Stock then held by such Selling Stockholder represented by the shares the Selling Stockholder proposes to sell (the "Sales Percentage"), (iii) the identity of the proposed purchaser of such shares, (iv) the time within which the Selling Stockholder proposes to sell such shares and
(v) the material terms, including the price, of the proposed sale.

         2. Stockholders' Option. Each of the Stockholders shall notify the Selling Stockholder in writing, within 15 days after receipt of the Selling Stockholder's notice, whether such Stockholder desires to sell any of his shares of Common Stock concurrently with the sale of shares by the Selling Stockholder in accordance with the terms and provisions of this Article III. Failure to provide such written notice by any Stockholder after actual receipt of notice from the Selling Stockholder within said 15 day period shall, for the purpose hereof, be deemed to constitute a refusal by that Stockholder to sell any of his shares of Common stock concurrently with the sale of shares by the Selling Stockholder. Concurrently with the delivery of the notice referred to in subparagraph (a) above, the Selling Stockholder shall offer each other Stockholder the opportunity to sell to the proposed purchaser a percentage of such shares equal to a percentage that such Stockholder owns of the total shares held by all of the Stockholders. As a result, the number of Shares to be sold by the Selling Stockholder shall be reduced by the number of shares elected to be sold by the Stockholders electing this right of parallel sale. This Stockholders' right shall exist only to the extent that the aggregate voting power held by the Stockholders remains greater than 65% of the outstanding capital stock of the Company after the sale of shares. In the event that the shares being sold pursuant to this Article III would reduce the number of shares represented by this Agreement below 65% of the total outstanding capital stock of the Company, the selling Stockholders shall exclude such number of shares from the sale, on a pro rata basis, that would create a voting power represented by this Agreement that remains greater than 65% of the total outstanding capital stock of the Company.

         3.  Agreements  and  Commitments  from  Purchaser.  It  is  agreed  and understood that the Selling Stockholder shall obtain the same agreements and commitments from the purchaser of the other shares of Common Stock to be sold by the Stockholders as he has obtained from the purchaser of the shares proposed to be sold by him, her or it, including the time of purchase, the purchase price and the other terms and conditions upon which the purchase of the Selling
Stockholder's shares is to be made. In the event that the Selling Stockholder cannot obtain agreements or commitments from the purchaser or other purchasers to purchase that percentage of the other Stockholders' shares then held by the Stockholders who elect to participate which is equal to the Sales Percentage as set forth in Subsection (b) above, then the Selling Stockholder shall reduce the number of Shares which he proposes to sell and allow the Stockholders to sell a number of their shares, so that the Selling Stockholder and the Stockholders shall be entitled to sell a pro rata percentage of shares of capital stock as described above. If the Selling Stockholder is unable to provide the Stockholders with an opportunity to participate as set forth herein, no sale by the Selling Stockholder shall be consummated.

         4. No Obligation to Sell. The Stockholders shall not be obligated to sell any of their shares pursuant to any notice furnished in accordance with the provisions of this Article III or otherwise. Nothing herein shall be deemed to require that any Selling Stockholder consummate the proposed sale, assignment or transfer of the subject shares, notwithstanding the giving of notice to the Stockholders hereunder of such proposed sale or the intent of any Stockholder to sell his hares hereunder.

         5. Timing of Parallel Sale. Any sale of shares by the Stockholders pursuant to the provisions of this Article III shall be made either concurrently with or prior to the sale of shares by the Selling Stockholder.

                                   ARTICLE IV

                                TERM OF AGREEMENT

         This Agreement shall terminate upon the earlier of (a) a closing and receipt of funds by the Company from a firm commitment underwritten registered public offering of the Common Stock of the Company, provided that such offering results in an aggregate of $25,000,000 or more in gross proceeds to the Company and (b) three years from the date hereof. This Agreement may also be terminated upon the unanimous written consent of the Stockholders.

                                    ARTICLE V

                                  MISCELLANEOUS

         1. Amendments and Waiver. This Agreement may be amended only by written instruments signed by the Company and all of the Stockholders; provided, however, that (i) this Agreement may not be amended to deprive CRS, MB or CL, without their consent, of their respective rights under Article I to designate nominees for election as directors and to require the Stockholders to vote their shares in favor of the election of such nominees; and (ii) this sentence and the next sentence of this Section may not be amended without the prior consent of all Stockholders. No waiver of any right or remedy provided for in this Agreement shall be effective unless it is set forth in writing signed by all of the Stockholders. No waiver of any right or remedy granted in one instance shall be deemed to be a continuing waiver under the same or similar circumstances thereafter arising.

         2. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns, including any transferee of the Common Stock; provided, however, that the Company is given written notice by an Stockholder at the time of or within a reasonable time after such transfer or assignment, stating the name and address of such transferee or assignee and identifying the securities being transferred or assigned; provided, further, that such transferee and spouse thereof (if required) shall sign a counterpart signature page to this Agreement and become an additional Stockholder and party to this Agreement bound by all the terms and provisions of this Agreement. As used herein the term "Stockholders" shall include their respective successors, assigns and transferees of their Common Stock.

         3. Injunctive Relief. It is acknowledged that it will be impossible to measure the damages that would be suffered by the parties hereto if any party fails to comply with the provisions of this Agreement and that in the event of any such failure, the other parties hereto will not have an adequate remedy at law. The nondefaulting parties shall, therefore, be entitled to obtain specific performance of the defaulting party's obligations hereunder and to obtain immediate injunctive relief. No party shall urge, as a defense to any proceeding for such specific performance or injunctive relief, that the nondefaulting parties have an adequate remedy at law.

         4. Expenses. The Company shall pay the legal fees and expenses incurred in connection with the transactions contemplated by the Stock Purchase Agreement, the Note Restructure Agreements, the Option Agreements, the Registration Rights Agreement and any employment agreements. In connection with the drafting and execution of this Agreement, the Stockholders shall share all fees and expenses equally. In connection with the resolution of any dispute arising from this Agreement the unsuccessful party shall pay all fees and expenses, including reasonable attorneys fees, in connection with the resolution of the dispute.

         5. Dispute Resolution. Any and all controversies, claims or disputes arising out of or relating to this Agreement, or the breach thereof, shall be solely and exclusively settled by arbitration in accordance with the Commercial Arbitration Rules then in effect (the "Arbitration Rules") of the American Arbitration Association. The arbitration shall take place in California, and the arbitrator shall be appointed by the mutual consent of the parties. If the parties are unable to agree upon the appointment of an arbitrator, then the arbitration shall take place before a panel of three arbitrators selected in accordance with the Arbitration Rules. The arbitrator appointed by the parties or such panel, as the case may be, is sometimes referred to herein as the "Arbitrator". Each party hereby irrevocably consents to the sole and exclusive jurisdiction and venue of the state and Federal courts located in California, in connection with any matter arising out of the foregoing arbitration or this Agreement, including but not limited to confirmation of the award rendered by the Arbitrator and enforcement thereof by entry of judgment thereon or by any other legal remedy. Service of process in connection with any such arbitration or any proceeding to enforce an arbitration award may be made in any manner permitted by applicable law.

         6. Notice. As the terms "notice" or "notices" are used herein as between the parties, such term shall mean a written document, explaining the reason for the notice, and the same shall be mailed by United States Postal Service Via Certified Mail, Return Receipt Requested, addressed as follows:

         If to the Company:                        COMC, Inc.
                                                   400 N. Glenoaks Boulevard
                                                   Burbank, California 91502
                                                   Attention: President
                                                   Fax No.: _______________

                  with a copy to:                  Rick Usher, Esq.
                                                   Furman Usher, Inc.
                                                   1901 Avenue of the Stars
                                                   Los Angeles, California 90067
                                                   Fax No.: 310-201-0313


         If to Stockholders: to the respective address set forth on Schedule I attached hereto;


Such notice shall be deemed to have been given on the date placed in the U.S. Mails, and sent by fax to counsel, whether actually received by the addressee or not. The parties shall, as a matter of convenience and courtesy, send each party receiving notice a copy of said notice by facsimile or other electronic means, or by courier, Federal Express, or similar service, but such notifications shall not be deemed lawful "notice" as required hereby. The parties may, from time to time, amend the above addresses and names by written notice to the other party.

         7. Further Documentation. Each party hereto shall execute and deliver such other agreements and instruments as from time to time that the parties collectively agree are advisable or appropriate to effect the intent and purpose of this Agreement.

         8. Section Headings.  The captions to the Articles and Sections in this
Agreement  are  for  reference   only  and  shall  not  affect  the  meaning  or
interpretation hereof.

         9. Governing Law. This Agreement shall be governed by and construed in accordance with the substantive domestic laws of the State of California, without application of the conflicts of laws principles thereof.

         10. Complete Agreement. Except as set forth herein, this Agreement contains the complete agreement between the parties and controls and supersedes any prior understandings, agreements or representations by or between the parties, written or oral, which conflicts with, or may have related to, the subject matter hereof in any way.

         11. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner so as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement. If any provision contained in this Agreement is determined to be invalid, illegal or unenforceable as written, a court of competent jurisdiction shall, at any party's request, reform the terms of this Agreement to the extent necessary to cause such otherwise invalid provisions to be enforceable under applicable law.

          12. Multiple Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which will constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.


                                                       COMC, INC.



                                             By:______________________________
                                                 Name:
                                                 Title:


                                             ---------------------------------
                                             John J. Ackerman


                                             THE BURNS FAMILY TRUST


                                             By:___________________________
                                             William M. Burns, Trustee


                                             THE LINCOLN FAMILY TRUST


                                             By:___________________________
                                             Charles E. Lincoln, Trustee




                                             -------------------------------
                                             Christopher R. Smith

                                   SCHEDULE I


John J. Ackerman
----------------
----------------
----------------
Phone:_____________


Christopher R. Smith
21 Middlesex Road
Darien, Connecticut 06820
Phone: 201-363-0380


The Burns Family Trust
------------------
------------------
------------------
Attention: William M. Burns
Phone:______________


The Lincoln Family Trust
------------------
------------------
------------------
Attention: Charles E. Lincoln
Phone:______________

                                                         Exhibit 5


                          REGISTRATION RIGHTS AGREEMENT


         Agreement made as of this 10th day of August, 1999, by and among COMC, Inc., an Illinois corporation (the "Company"), John J. Ackerman, ("JA"),
Christopher R. Smith ("CRS"), William M. Burns ("MB"), Charles E. Lincoln ("CL"), Gramercy National Partners, LLC ("Gramercy"), Andre A. Cappon ("AAC"), Guy Manuel ("GM"), Summer Associates, L.P. ("Summer"), Paul Graf ("PAG"), Peter Graf ("PEG"), Steven Richman ("SR") and Gerhard Waldschutz ("GW", and together with JA, CRS, MB, CL, Gramercy, AAC, GM, Summer, PAG, PEG and SR, the "Investors").

1.       CERTAIN DEFINITIONS

         Section 1. As used in this Agreement, the following terms shall have the following meanings:

                  1.1. Commission means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act and the Exchange Act.

                  1.2. Common Stock means the Company's Common Stock, $.01 par value.

                  1.3. Exchange Act means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  1.4. Person means an individual, corporation, partnership, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

                  1.5. Registrable Securities means any shares of Common Stock owned as of the date hereof or acquired hereafter by Investors or by their permitted successors and assigns, including but not limited to shares of Common Stock issued to Investors pursuant to the Stock Purchase Agreements, dated August 10, 1999, between the Company and each of Investors but excluding any such shares of Common Stock that have been (a) sold by such parties other than to a permitted transferee of Investors, as defined in Section 5 hereof, (b) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering such shares of Common Stock or (c) publicly sold pursuant to Rule 144 of the Securities Act.

                  1.6. Securities Act means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

2.       REGISTRATION RIGHTS

         Section 2.1.      Requested Registrations.

                  (a) Request for Registration. If at any time after the date hereof, the Company shall receive from the Investors, holding at least 20% of the Registrable Securities, a written request that the Company effect any registration with respect to all or a part of the Registrable Securities, the Company shall do the following:

                  (i) within ten (10) days of receipt of such request from such Investor(s), give written notice of the proposed registration to any other Investors; and

                  (ii) as soon as practicable, but in any event no later than ninety (90) days after receipt of such request from the Investor(s), file a registration statement with the Commission, and use its best efforts to effect such registration, including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws (except that the Company shall not be required to qualify the offering under the blue sky laws of any jurisdiction in which the Company would be required to execute a general consent to service of process unless the Company is already subject to service in such jurisdiction), and appropriate compliance with applicable regulations issued under the Securities Act, as may be so requested and as would permit or facilitate the sale and distribution of all Registrable Securities as are specified in such request, together with all Registrable Securities of any other Investor joining in such request as are specified in a written request by the other Investors within twenty (20) days after receipt of such written notice from the Company.

                  (b)      Underwriting.

                  (i) If the registration of which the Investors give notice is for a registered public offering involving an underwriting, the Investors shall so advise the Company as a part of their request made pursuant to Section 2.1(a) above. The Company shall include such information in the written notice of the Company referred to in Section 2.1(a)(i) above, including the name of the underwriter or representative thereof selected for such underwriting. In such event, the right of any Investor to registration pursuant to this Section 2.1 shall be conditioned upon such Investor participating in such underwriting and the inclusion of such Investor's Registrable Securities in such underwriting to the extent provided herein. Any underwriter requested by the Investors shall be subject to the Company's approval.

                  (ii) The Company shall (together with all Investors proposing to distribute their Registrable Securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or representative thereof selected for such underwriting. Notwithstanding any other provision of this Section 2.1, if the underwriter or representative thereof advises the Investors in writing that, in its opinion, marketing factors require a limitation on the number of shares to be underwritten, the number of shares of Registrable Securities that are entitled to be included in the registration and underwriting shall be allocated in the following manner: the securities of the Company held by officers or directors (other than Registrable Securities) of the Company and other stockholders, and the securities to be sold by the Company for its own account shall be excluded from such registration to the extent so required by such limitation, and if a limitation of the number of shares is still required, the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among all Investors in proportion, as nearly as practicable, to the respective amounts of Registrable Securities which they had requested to be included in such registration at the time of filing the registration statement. No Registrable Securities or any other securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. If the Company or any holder of Registrable Securities, officer, director or other stockholder who has requested inclusion in such registration as provided above disapproves of the terms of any such underwriting, such person may elect to withdraw therefrom by written notice to the Company, the underwriter and the other Investors. The securities so withdrawn shall also be withdrawn from registration. Any Registrable Securities or other securities excluded shall also be withdrawn from such registration.

         Section 2.2. Piggyback Registrations. If at any time or times the Company shall determine to register any of its Common Stock or securities convertible into or exchangeable for Common Stock under the Securities Act, whether in connection with a public offering of securities by the Company (a "primary offering"), a public offering thereof by stockholders (a "secondary offering"), or both (but not in connection with a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 or any other similar rule of the Commission under the Securities Act is applicable), the Company will promptly give written notice thereof to the Investors, and will use its best efforts to effect the registration under the Securities Act of all Registrable Securities which Investors may request in a writing delivered to the Company within fifteen (15) days after the notice given by the Company; provided, however, that in the event that any registration pursuant to this
Section 2.1 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of shares of Registrable Securities to be included in such an underwriting may be reduced (pro rata among Investors and any other holder of Registrable Securities based upon the number of shares of Registrable Securities owned by Investors and such holders) if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein, provided, however, that, prior to any such reduction, the Company shall first exclude from such registration, in the following order, all shares of Common Stock sought to be included therein by (i) any holder thereof not having any such contractual, incidental registration rights, and (ii) any holder thereof having contractual, incidental registration rights subordinate or junior to the rights of Investors.

         Section 2.3. Registration Expenses. In the event of a registration described in Section 2.1, all reasonable expenses of registration and offering of Investors including, without limitation, printing expenses, fees and disbursements of counsel, including counsel for Investors, and independent public accountants, fees and expenses (including counsel fees incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc. and fees of transfer agents and registrars), shall be borne by the Company, except that each of the Investors shall bear underwriting commissions and discounts attributable to his Registrable Securities being registered.

         Section 2.4. Further Obligations of the Company. Whenever, under the preceding sections of this Agreement, the Company is required hereunder to register Registrable Securities, it agrees that it shall also do the following:

                  (a) Use its best efforts to diligently prepare for filing with the Commission a registration statement and such amendments and supplements to said registration statement and the prospectus used in connection therewith as may be necessary to keep said registration statement effective for a period of at least 270 days and to comply with the provisions of the Securities Act with respect to the sale of securities covered by said registration statement for the period necessary to complete the proposed public offering;

                  (b) Furnish to Investors such copies of each  preliminary  and final prospectus and such other documents as such holder may reasonably request to facilitate the public offering of his Registrable Securities;

                  (c) Enter into any underwriting agreement with provisions reasonably required by the proposed underwriter for Investor, if any, and reasonably acceptable to the Company; and

                  (d) Use its best efforts to register or qualify the Registrable Securities covered by said registration statement under the securities or "blue-sky" laws of such jurisdictions as Investor may reasonably request.

3. INDEMNIFICATION. Incident to any registration referred to in this Agreement, and subject to applicable law, the Company will indemnify each underwriter, each Investor, and each person controlling any of them against all claims, losses, damages and liabilities, including legal and other expenses reasonably incurred in investigating or defending against the same, arising out of any untrue statement of a material fact contained in any prospectus or other document (including any related registration statement) or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any violation by the Company of the Securities Act, any state securities or "blue-sky" laws or any rule or regulation thereunder in connection with such registration, provided, however, that the Company will not be liable in any case to the extent that any such claim, loss, damage or liability (i) may have been caused by an untrue statement or omission which is based upon information furnished in writing to the Company by Investors expressly for use therein, or (ii) may have been suffered or incurred by the Company and resulted from an action, claim or suit by a Person who purchased Registrable Securities or other securities of the Company from any of the Investors in reliance upon any untrue statement or omission which was contained or made in any preliminary prospectus furnished by Investor to such Person in connection with such registration and which was corrected in a final prospectus which such Investor possessed, but which such Investor failed to deliver or provide a copy of such final prospectus to such Person at or prior to the confirmation of the sale of any such Registrable Securities in any case where such delivery is required by the Securities Act. In the event of any registration of any of the Registrable Securities under the Securities Act pursuant to this Agreement, each Investor will indemnify and hold harmless the Company, each of its directors and officers and each underwriter (if any) and each person, if any, who controls the Company or any such underwriter within the meaning of the Securities Act or the Exchange Act against any claim, losses, damages and liabilities, including legal and other expenses reasonably incurred in investigating or defending it against the same, (i) arising out of any untrue statement of a material fact contained in any prospectus or other document (including any related registration statement) or any omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Investor, specifically for use in connection with the preparation of such registration statement, prospectus, amendment or supplement, or (ii) which may have been suffered or incurred by the Company and which resulted from an action, claim or suit by a Person who purchased Registrable Securities or other securities of the Company from Investor in reliance upon any untrue statement or omission which was contained or made in any preliminary prospectus furnished by such Investor to such Person and which was corrected in a final prospectus which Investor possessed, but which such Investor failed to deliver or provide a copy of such final prospectus to such Person at or prior to the confirmation of the sale of any such Registrable Securities in any case where such delivery is required by the Securities Act; provided, however, that the obligations of each Investor hereunder shall be limited to an amount equal to the proceeds to such Investor of Registrable Securities sold as contemplated herein.

4. RULE 144 REQUIREMENTS. If the Company remains subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act, the Company will use its best efforts to file with the Commission such information as the Commission may require under either of said sections; and in such event, the Company shall use its best efforts to take all action as may be required as a condition to the availability of Rule 144 of the Securities Act (or any successor exemptive rule hereinafter in effect). The Company shall furnish to such Investor upon request, a written statement executed by the Company as to the steps it has taken to comply with the current public information requirements of Rule 144.

5. TRANSFER OF REGISTRATION RIGHTS. The registration rights of Investors under this Agreement may be transferred to any transferee of any Registrable Securities, who (i) is a holder of Registrable Securities as of the date of this Agreement, (ii) is an affiliate of an entity that holds Registrable Securities, as "affiliate" is defined in the Investment Company Act of 1940, as of the date of this Agreement (including a partner of such holder), or (iii) acquires at least 10,000 shares of Registrable Securities (as adjusted for stock splits, stock dividends, reclassification, recapitalizations or other similar events). Each such transferee shall be deemed to be an "Investor" for purposes of this Agreement; provided, however, that no transfer of registration rights by Investor pursuant to this Section 5 shall create any additional rights in the transferee beyond those rights granted to Investors pursuant to this Agreement.

6.       MISCELLANEOUS

         Section 6.1. Damages. The Company recognizes and agrees that Investors will not have an adequate remedy if the Company fails to comply with this Agreement and that damages may not be readily ascertainable, and the Company expressly agrees that, in the event of such failure, it shall not oppose an application by any Investor requiring specific performance of any and all provisions hereof or enjoining the Company from continuing to commit any such breach of this Agreement.

         Section 6.2. No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

         Section 6.3. Amendments and Waivers. Except as hereinafter provided, amendments to this Agreement shall require and shall be effective upon receipt of the written consent of both the Company and Investors. Except as hereinafter provided, compliance with any covenant or provision set forth herein may be waived upon written consent by the party or parties whose rights are being waived. Any waiver or amendments may be given subject to satisfaction of conditions stated therein and any waiver or amendments shall be effective only in the specific instance and for the specific purpose for which given.

         Section 6.4.      Notices.

As the terms "notice" or "notices" are used herein as between the parties, such term shall mean a written document, explaining the reason for the notice, and the same shall be mailed by United States Postal Service Via Certified Mail, Return Receipt Requested, addressed as follows:

         If to the Company:                          COMC, Inc.
                                                     400 N. Glenoaks Boulevard
                                                     Burbank, California 91502
                                                     Attention: President
                                                     Fax No.: _______________
                  with a copy to:           Rick Usher, Esq.
                                            Furman Usher, Inc.
                                            1901 Avenue of the Stars
                                            Los Angeles, California 90067
                                            Fax No.: 310-201-0313


         If to Investors: to the respective address set forth on Schedule I attached hereto;


Such notice shall be deemed to have been given on the date placed in the U.S. Mails, and sent by fax to counsel, whether actually received by the addressee or not. The parties shall, as a matter of convenience and courtesy, send each party receiving notice a copy of said notice by facsimile or other electronic means, or by courier, Federal Express, or similar service, but such notifications shall not be deemed lawful "notice" as required hereby. The parties may, from time to time, amend the above addresses and names by written notice to the other party.

         Section 6.5. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns, except that the Company shall not have the right to delegate its obligations hereunder or to assign its rights hereunder or any interest herein without the prior written consent of all of the Investors.

         Section 6.6. Prior Agreements. This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings or agreements concerning the subject matter hereof.

         Section 6.7. Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement, but instead this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

         Section 6.8. Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of California.

         Section 6.9. Headings. Article, section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

         Section 6.10. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

         Section 6.11. Further Assurances. From and after the date of this Agreement, upon the request of any party hereto, the other parties shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

COMC, Inc.                                       SUMMER ASSOCIATES, L.P.


By:-----------------------------                By:--------------------------
      Name:                                         Name:
      Title:                                        Title:

-----------------------------                   -----------------------------
John J. Ackerman                                Paul Graf



-----------------------------                   -----------------------------
Christopher R. Smith                            Peter Graf


GRAMERCY NATIONAL
   PARTNERS, LLC                                -----------------------------
                                                Steven Richman

By:-----------------------------
      Name:                                     -----------------------------
      Title:                                    Gerhard Waldshutz


-----------------------------
Andre A. Cappon                                 -----------------------------
                                                William M. Burns


-----------------------------
Guy Manuel                                      -----------------------------
                                                Charles E. Lincoln


582928.5

                                   SCHEDULE I

John J. Ackerman                                   Peter Graf
c/o COMC Inc.                                      c/o Graf, Repetti & Co.
400 North Glenoaks Blvd.                           1114 Avenue of the Americas
Burbank, CA                                        17th Floor
                                                   New York, New York 10036
Christopher R. Smith
21 Middlesex Road                                  Steven Richman
Darien, Connecticut 06820                          9 Beech Lane.
                                                   King's Point, New York 11024
Gramercy National Partners, LLC
15 East Putnam Avenue                              Gerhard Waldschutz
Suite 408                                          c/o Graf, Repetti & Co.
Greenwich, Connecticut 06830                       1114 Avenue of the Americas
                                                   17th Floor
Andre A. Cappon                                    New York, New York 10036
531 Main Street, Apt. 603
Roosevelt Island, New York 10044                   William M. Burns
                                                   ------------------
Guy Manuel                                         __________________
175 Riverside Drive, Apt 10H
New York, New York 10024                           Charles E. Lincoln
                                                   ------------------
Summer Associates, L.P.                            __________________
600 Third Avenue
New York, New York 10016

Paul Graf
c/o Graf, Repetti & Co.
1114 Avenue of the Americas
17th Floor
New York, New York 10036